Exhibit 99.1

For Immediate Release

TFI International Closes on Previously Announced Agreement to Sell CFI’s Truckload, Temp Control and Mexican Logistics Businesses to Heartland Express

Montreal, Quebec, August 31, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has closed on the previously announced definitive agreement to sell CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses to Heartland Express, Inc. (NASDAQ: HTLD) for US$525 million. In addition to customary closing adjustments, Heartland Express has paid TFI International an additional US$24 million for TFI to retain pre-closing accident and workers’ compensation claims.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com